[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 28, 2018

Ken Ellington Ashley Vroman-Lee Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	Cushing® ETF Trust Registration Statement on Form N-1A (File Nos. 811-23367 and 333-226449)
Dear Mr. Ellington and Ms. Vroman-Lee:
Thank you for your comments received October 24, 2018 regarding Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the “Registration Statement”) filed by Cushing® ETF Trust (the “Trust”) on October 16, 2018 with the Securities and Exchange Commission (the “SEC”). The Registration Statement relates to four series of the Trust: Cushing® Energy & MLP ETF, Cushing® Utility & MLP ETF, Cushing® Transportation & MLP ETF and Cushing® Energy Supply Chain & MLP ETF (each individually a “Fund” and collectively the “Funds”). We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which the Trust intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings set forth in the Registration Statement.
Comment 1
It appears that funds will utilize a unitary fee structure. However, the contractual agreements are in the name of the fund (e.g. it appears that the fund is incurring a liability and expenses related to these contracts). Please supplementally describe how the agreements are structured and if the funds are the entities paying for fund expenses such as custody, administration and fund accounting and subject to related liability from service providers, subject to reimbursement from the adviser.”

Response	The Fund’s service provider agreements have been amended to provide that the Adviser will pay the fees of such service provider and to make the Adviser a party to such agreements.
Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy